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                            June 5, 2024

       Christopher Gerteisen
       Chief Executive Officer
       Nova Minerals Ltd
       Suite 5, 242 Hawthorn Road,
       Caulfield, Victoria 3161
       Australia

                                                        Re: Nova Minerals Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed May 28, 2024
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed May 31, 2024
                                                            File No. 333-278695

       Dear Christopher Gerteisen:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Prospectus Summary
       Recent Developments, page 9

   1. We note your disclosure regarding certain matters which were subject to shareholder vote at your May 31, 2024
General Meeting, relating to the Nebari Variation Agreement and the April 2024
Financing. Please update your disclosure here and throughout.
 Christopher Gerteisen
FirstName  LastNameChristopher Gerteisen
Nova Minerals  Ltd
Comapany
June 5, 2024NameNova Minerals Ltd
June 5,
Page 2 2024 Page 2
FirstName LastName
Capitalization , page 34

2. We note that the assumptions included in the bullet points preceding the table do not provide adequate detail to reconcile the actual to the adjusted columns. For example, we note the following:

                the amount of proceeds received from the exercise of options in February and April of 2024 is omitted in the penultimate bullet point; and

                the amount of proceeds anticipated in your offering are omitted in the last bullet point.

         Please quantify all assumptions utilized in the calculation of pro forma and adjusted columns presented in your capitalization table and provide such further details as may be necessary to reconcile the amounts to any corresponding information elsewhere in your filing, as may include the disclosures on page 33.
3. Please revise your presentation to include and to differentiate between indebtedness and capitalization as of a date within 60 days of the document, and to retitle your presentation as a statement of capitalization and indebtedness, to comply with Item 3.B of Form 20-F.
Dilution, page 35

4. We note your disclosure in the first sentence explaining that ownership interests of investors in the ADS offering will be immediately diluted, based on your calculations of net tangible book value per ADS. However, the amounts depicted in your table indicate the opposite will occur. Please revise your disclosures and calculations as necessary to resolve this apparent inconsistency.

         Please also expand your disclosures to clarify that since you presently have no outstanding shares covered by ADS's, your disclosures of historical net tangible book value per ADS are purely hypothetical in ascribing value to ADS's, and in calculating the effect of the offering on net tangible book value per ADS; the methodology and your rationale in depicting the hypothetical historical net tangible book value per ADS and the change attributed to the offering in this manner, should be clear.

         Please also discuss the reasons for the accretive result as it relates to the disparity between the offering price and net tangible book value. For example, discuss you view on the extent to which prospects associated with the amounts capitalized as exploration and evaluation assets are reflected in your market capitalization.
5. We note your disclosures in the second-to-last paragraph on page 36 identifying numerous arrangements, under which various parties have rights to acquire your securities, that have been excluded in your comparison of the public contribution in the proposed offering and certain amounts ascribed to present shareholders.
 Christopher Gerteisen
Nova Minerals Ltd
June 5, 2024
Page 3
         Please revise as necessary to address the requirements in Item 9.E of Form 20-F, which requires a comparison of the public contribution in the proposed offering and the effective cash cost to directors, senior management, and affiliated persons of equity securities that such persons have acquired or have obtained the rights to acquire during the past five years, i.e. where the consideration exchanged or to be exchanged is cash.

         Provide us with a schedule identifying the transactions in which shares and rights to acquire shares have been conveyed to such individuals, including the identity of the individuals, the amounts of cash consideration received or to be received upon exercising the rights, and the dates of those transactions.

         If present shareholders include individuals that do not fall within this category as defined you may present corresponding information as a separate category. Financial Statements
General, page F-1

6. Please revise the headnotes to all pages of your interim and annual financial statements to identify the currency utilized in the various statements and tabulations.
Note 2 Critical Accounting Judgements, Estimates and Assumptions
Exploration and Evaluation Costs, page F-20

7. We note that your offering price of $9.00 per ADS is significantly below your historical book value per ADS, that your shares actively trade on the ASX at prices materially below your historical book value per share, and that the carrying amount of your exploration and evaluation assets exceed your market capitalization.

         Please tell us how you assessed your exploration and evaluation costs for impairment as of the end of your most recently completed fiscal year and interim period, in concluding that no impairment had occurred, and provide us with impairment tests that you performed in formulating your view as of these dates.

         However, if you have not conducted impairment testing pursuant to IAS 36, based on the guidance in paragraph of 20 of IFRS 6, tell us how you evaluated the circumstances noted
         above, including any existing data pertaining to the recoverability of the carrying amounts, and provide us with a schedule listing the material properties, the related capitalized costs, and for each property the amounts that are presently included in an approved budget and planned for further evaluation.

       In each case, specify the dates of the approved budgets, the periods for which the
FirstName LastNameChristopher Gerteisen
       expenditures are planned, and explain to us how you would characterize the planned
Comapany    NameNova
       expenditures     Minerals Ltdrelative to the evaluation that would be
necessary to complete
                     as substantive,
June 5,your
        2024evaluation,
             Page 3      and determine the extent of any resources or reserves.
FirstName LastName
 Christopher Gerteisen
FirstName  LastNameChristopher Gerteisen
Nova Minerals  Ltd
Comapany
June 5, 2024NameNova Minerals Ltd
June 5,
Page 4 2024 Page 4
FirstName LastName
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at
(202) 551-3314 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Jeffrey Fessler